SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

Telemig Celular Participações S.A Publicly-held company with authorized capital CNPJ/MF: 02.558118/0001-65 NIRE 31.300.025.357

Extraordinary General Shareholders’ Meeting
Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 11:00 a.m. of December 19, 2008, at the head office, located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, considering the Notice of Material Fact published on December 04, 2008 (“Notice of Material Fact”), to resolve about the following agenda:

(a)       to analyze and to resolve about the terms and conditions of the Protocol of Total Spin-off and the Instrument of Justification of TCO IP S.A., executed by and among the management of the Company, Telemig Celular S.A. and of TCO IP S.A., having as purpose the total spin-off of TCO IP with the merger of a spun-off portion of its net worth into the Company;

(b)       to acknowledge and ratify the appointment made by the managers of the Company and of TCO IP, of the independent company Ernst & Young Auditores Independentes SS., responsible for the elaboration of the accounting appraisal report of the net worth of TCO IP to be transferred to the Company;

(c)       to analyze and resolve about the appraisal report referred in item (b) above;

(d)       to resolve about the merger of the spun-off portion of the net worth of TCO IP into the Company and its implementation.

GENERAL INSTRUCTIONS:

a)    The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Rua Levindo Lopes, 258, Funcionários up to 48 hours before the Shareholders’ Meeting take place;

b)    The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing its corresponding equity interest, dated up to 48 (forty-eight) hours before the date of the meeting, containing the respective equity interest.

c)    The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, being at the disposal in the website of the Investors Relation - www.vivo.com.br/ri and in the website www.bovespa.com.br of BOVESPA.

Belo Horizonte/MG, December 03, 2008.

Luis Miguel Gilpérez López
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.